March 25, 2013

VIA EDGAR

Perry Hindin, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:         FirstCity Financial Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on February 1, 2013

File No. 033-19694

Schedule 13E-3

Filed on February 1, 2013

File No. 005-40461

Dear Mr. Hindin:

On behalf of FirstCity Financial Corporation (the “Company”), Hotspurs Holdings LLC, Hotspurs Acquisition Corporation, The Värde Fund X (Master), L.P., The Värde Fund X (GP), L.P., The Värde Fund X GP, LLC, The Värde Fund VI-A, L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P., Värde Investment Partners G.P., LLC, Värde Partners, L.P., Värde Partners, Inc., George G. Hicks, Marcia L. Page and Gregory S. McMillan (collectively, the “Filing Persons”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 26, 2013 (the “Comment Letter”), relating to the Preliminary Proxy Statement, filed by the Company with the Commission on February 1, 2013 (File No. 033-19694) (the “Proxy Statement”) and the Schedule 13E-3, filed by the Filing Persons with the Commission on February 1, 2013 (File No. 005-40461) (the “Schedule 13E-3”).

In connection with this response to the Comment Letter, the Company is concurrently filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and the Filing Persons are filing an Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”).  Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Proxy Statement.  References herein to page numbers of the Proxy Statement and Schedule 13E-3 refer to page numbers in the Amended Proxy Statement and Schedule 13E-3 Amendment being filed concurrently herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are two copies of the Amended Proxy Statement and Schedule 13E-3 Amendment, each of which are marked to show changes from the relevant portions of the initial filing of the Proxy Statement and Schedule 13E-3.

Mr. Hindin

March 25, 2013

Schedule 13e-3

1.                                      We note the statement that “[a]ll information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

Response:  The disclosure in the Schedule 13E-3 Amendment has been revised in response to the Staff’s comment.  Please see the disclosure in “Introduction” on page 3 of the Schedule 13E-3 Amendment.

2.                                      Item 2(f) of the Company’s Schedule 13E-3 incorporates by reference a section of the Company’s proxy statement that describes transactions in the Company’s common stock during the past 60 days. Item 1002(f) of Regulation M-A requires disclosure to the extent the filing person purchased any subject securities during the past two years. Please revise or advise.

Response:  We respectfully submit that the disclosure in the last paragraph under “Certain Purchases and Sales of FirstCity Common Stock—Transactions During the Past Two Years” on page 113 of the Amended Proxy Statement includes the disclosure required by Item 1002(f) of Regulation M-A.

Preliminary Proxy Statement

Letter to Shareholders

3.                                      Reorganize your cover page to tell shareholders what they will receive in the merger before you provide information on the mechanics of the merger. In general, your letter should focus shareholders on and highlight the information that is key to an investment decision.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the letter to stockholders in the Amended Proxy Statement.

4.                                      Prominently disclose that the transaction will be taxable to shareholders.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the letter to stockholders in the Amended Proxy Statement.

Mr. Hindin

March 25, 2013

5.                                      Disclose the percentage of shares that will be voted in favor of the merger pursuant to the support agreement and other known voting intentions, such as the shares held by Varde.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the letter to stockholders in the Amended Proxy Statement.

6.                                      Clarify this transaction’s inherent conflicts of interest and provide a meaningful explanation of the relationship among the parties and the retained interest of insiders and affiliates in the surviving private company.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the letter to stockholders in the Amended Proxy Statement.

Summary Term Sheet

7.                                      You omit information about the company that appears material to a shareholders’ voting decision. At a minimum, include the following information in your next amendment: recent stock price information, the company’s trading symbol, a statement about the company’s obligation to file periodic reports with the Commission and information about where shareholders can obtain copies of these reports.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the disclosure in “Summary Term Sheet—The Parties” on page 1 of the Amended Proxy Statement.

The Merger, page 1

8.                                      Replace the overly technical description of the merger with a description that is substantive and meaningful from the perspective of shareholders voting on the transaction.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the disclosure in “Summary Term Sheet—The Merger” on page 2 of the Amended Proxy Statement.

Interests of Certain Persons in the Merger, page 2

9.                                      Please revise to quantify the financial interests of the insiders. Aggregate numbers for each category of benefits, such as employment agreements, options, restricted stock, etc., are appropriate in the summary section with the full, detailed breakdown of payments in the main section.

Mr. Hindin

March 25, 2013

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the disclosure in “Summary Term Sheet—Financial Interests of the Company’s Directors, Officers and Employees in the Merger” on page 2 of the Amended Proxy Statement.

10.                               Please change the heading here and in the main section to specify that the interests are financial and that the certain persons are insiders.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the disclosure in “Summary Term Sheet—Financial Interests of the Company’s Directors, Officers and Employees in the Merger” on page 2 and “Special Factors—Financial Interests of the Company’s Directors, Officers and Employees in the Merger” on page 54 of the Amended Proxy Statement.

Required Vote; Support Agreement, page 2

Special Meeting, page 63

11.                               Address the effect on the vote of the 21% of shares held by Varde Partners and affiliates.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Summary Term Sheet—Required Vote; Support Agreement” on page 3 and “Special Meeting—Stock Ownership and Interests of the Company’s Directors and Officers and the Värde Filing Persons” on page 67 of the Amended Proxy Statement.

12.                               Disclose the percentage of shares the company knows will vote in favor of the merger.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Summary Term Sheet—Required Vote; Support Agreement” on page 3 and “Special Meeting—Stock Ownership and Interests of the Company’s Directors and Officers and the Värde Filing Persons” on page 67 of the Amended Proxy Statement.

Mr. Hindin

March 25, 2013

Background of the Merger, page 14

13.                               We note the reference to Company projections in the last paragraph on page 20 and revised projections in the first paragraph on page 27. Please advise us how many drafts or versions of the financial projections were provided to the financial advisors and include all such projections in the section beginning on page 48 along with any underlying assumptions to the extent not already disclosed. To the extent that projections were adjusted, disclose the adjustments and the facts, estimates or assumptions that prompted such adjustments.

Response:  We respectfully advise the Staff that during the nine months of the strategic review process, the Company’s management provided to LMM three sets of financial projections.  None of these projections was prepared with a view to disclosure to stockholders.  They were originally prepared by the Company’s management and delivered to LMM on different occasions and for different purposes.  The projections that had been prepared by the Company’s management and reviewed and approved by the Board in November 2012 were provided to LMM for use in connection with its opinion, and a summary of these projections is included in the Amended Proxy Statement beginning on page 51.  A second set of projections was included in a management presentation that was distributed to potential bidders in July 2012 and provided to LMM so that LMM could assist management in assembling the presentation, and a third set of projections was provided to LMM in March 2012, but none of the Board, the SRC, or LMM used or relied upon such prior projections, in the case of the Board and SRC, in making their respective determinations and recommendations in connection with the transaction and, in the case of LMM, in connection with its opinion.  Värde also has confirmed that it did not receive the March 2012 projections.

March 2012 Projections.  As disclosed in the “Special Factors—Background to the Merger” section of the Proxy Statement, the Company’s management prepared projections in March 2012 that were based on the assumption that the Company obtained market-based financing on commercially reasonable terms even though the Company had been unable to obtain such financing since the time that the Bank of Scotland determined not to provide additional funding to the Company in December 2011.

Mr. Hindin

March 25, 2013

The Company included a discussion generally of the March 2012 projections in the “Special Factors—Background to the Merger” section of the Proxy Statement merely to disclose the information that was utilized in connection with a preliminary presentation to the Board.  However, the Company believes that these projections were not materially related to the transaction and that to include information in the Proxy Statement regarding these projections would be inappropriate and misleading to stockholders for the following reasons: (i) the key assumption in the projections regarding access to market-based financing was ultimately determined by the Board and the SRC not to be realistic given the Company’s financial condition, (ii) the projections were not approved by the Board or the SRC and not used or relied upon by them in making their determinations and recommendations in connection with the transaction, (iii) the projections were not used by LMM in connection with its opinion and (iv) Värde has confirmed that it did not receive the March 2012 projections.  Including disclosure of these projections in the Proxy Statement could mislead stockholders by implying the Company was able to achieve the results described in such projections on its own, when in fact the projections assumed that the Company had reasonable access to capital funding which it did not have.

July 2012 Pro Forma Projections.  In July 2012, the Company’s management prepared certain pro forma projections that management included in its presentation that was delivered to several potential bidders.  The information in the management presentation was prepared to illustrate for potential bidders the best “upside case” of the utilization of the Company’s acquisition platform and maximum possible growth and earnings capability of the Company, assuming that a bidder purchased the Company and provided unlimited access to capital funding (in amounts and on terms much more favorable than the Company had been able to obtain in prior financings) for the acquisition of portfolio assets and that there was an unlimited supply of portfolio assets available to be purchased.  These projections were not prepared to indicate projections of the Company on a standalone basis.

The Company did not include these projections in the Proxy Statement because the Company believes that it would be inappropriate and misleading to stockholders for the following reasons: (i) these projections were intended to show the potential of the Company on a pro forma basis assuming a buyer had purchased the Company and provided the Company unlimited access to capital and that unlimited portfolio assets were available for purchase, (ii) the key assumption in the projections (that the Company had access to unlimited capital in amounts and on terms that the Company had not been able to obtain in prior financings) was in direct conflict with the belief of both the Board and the SRC that the Company would not be able to obtain market-based financing on reasonable terms in its condition as a standalone entity, (iii) the projections were not reviewed or approved by the Board or the SRC prior to delivery to potential bidders and not used or relied upon by the Board or the SRC in making their determinations and recommendations in connection with the transaction, (iv) the projections were not used by LMM in connection with its opinion, and (v) Värde has confirmed that it did not rely upon or use the pro forma projections in its determination to acquire the Company.  Including disclosure of these projections in the Proxy Statement could mislead stockholders by implying the Company was able to achieve the results in such projections on its own, when in fact the projections assumed that a buyer had provided significant creditworthiness to allow the Company access to unlimited capital funding.

Mr. Hindin

March 25, 2013

14.                               Expand the discussion in the second and third paragraph on page 26 to provide greater context regarding the Board’s decision to stop discussions with Party B. For example, if Party B’s proposal had not been finalized, how was the SRC able to conclude that Party B’s proposal would ultimately be inferior in terms of price to Varde’s offer? If Party B’s offer was more conditional than the SRC deemed acceptable, why did the SRC not offer Party B a counter-proposal? Why did the SRC believe there was uncertainty as to Party B’s ability to consummate a transaction on a timely basis? What particular time frame did the SRC have in mind that would make consummation of a transaction timely? Why did the SRC not engage in further discussion with Party B to see if Party B could address the SRC’s concerns regarding price, uncertainty and timely consummation? Why did the Company not have similar concerns with respect to Varde, especially given that the SRC determined to engage in exclusive negotiations with Varde at the end of October and the merger agreement was not executed until late December?

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Background of the Merger—Formation of SRC and Review of Potential Strategic Alternatives” on page 26 of the Amended Proxy Statement.

Recommendation of the SRC and Board of Directors ... page 30

15.                               The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the discussion and analysis of the SRC in reaching the decision to approve the merger. Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation

Mr. Hindin

March 25, 2013

M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of Parent, Merger Subsidiary and the Varde Filing Persons. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii) or (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. Similarly, the discussion of the factors considered by Parent, Merger Subsidiary and the Varde Filing Persons on pages 42 through 47 also does not appear to address the factors described in clauses (ii) or (vi) or explain in detail why the factors were not deemed material or relevant. In responding to this comment, note that we do not consider the SRC’s consideration of the 30-day average closing price of the Company’s common stock, disclosed on page 35, as responsive to clause (ii). In addition, we question why the Board did not consider trading prices from a period less recent than the 30 day period preceding December 20, 2012, given that the financial advisor considered, as indicated on page 41, historical trading prices during the 52 week period ended December 19, 2012. In addition, although disclosure on page 35 explains why the SRC did not consider the purchase prices paid in transactions described under “Certain Purchases and Sales for FirstCity Common Stock” on page 110, such disclosure does not appear to satisfy clause (vi), for the reasons noted in our comment 2 above.

Response:  We respectfully submit that the SRC’s discussion and analysis addresses each of the factors listed in paragraphs (c) and (d) to Item 1014 of Regulation M-A.  In response to the factors listed in paragraphs (c) and (d) to Item 1014 of Regulation M-A, the disclosure on page 37 of the Amended Proxy Statement states that the SRC did not structure the transaction to require approval of a majority of unaffiliated stockholders or retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the Merger Agreement but still recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

To the extent that the factor listed in paragraph (e) to Item 1014 of Regulation M-A is not addressed in the SRC’s discussion and analysis, the disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger—The Board of Directors” on page 39 of the Amended Proxy Statement.

To the extent that factors listed in paragraphs (c), (d) and (e) to Item 1014 of Regulation M-A are not addressed in the fairness determination of Parent, Merger Subsidiary and the Värde Filing Persons, the disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Position of Parent, Merger Subsidiary and the Värde Filing Persons as to the Fairness of the Merger” on page 49 of the Amended Proxy Statement.

Mr. Hindin

March 25, 2013

To the extent that the factor in clause (ii) to Item 1014 of Regulation M-A is not addressed in the information and factors considered by the SRC, the disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Background of the Merger” on page 38 of the Amended Proxy Statement.

We respectfully submit that the disclosure in “Certain Purchases and Sales for FirstCity Common Stock” on page 113 of the Amended Proxy Statement satisfies clause (vi) of Instruction 2 to Item 1014 of Regulation M-A.  The Company refers the Staff to its response to Comment 2.

Opinion of Company’s Financial Advisor, page 37

16.                               We note that LMM performed both a Selected Public Companies Analysis and a Selected Precedent Transactions Analysis and the disclosure briefly describes the methodology and criteria used in selecting these companies and transactions. Please indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment to further describe the selection criteria for LMM’s selected companies and selected precedent transactions analyses.  Please see the disclosure in “Special Factors—Opinion of the Company’s Financial Advisor” on pages 41 and 42 of the Amended Proxy Statement.  The Company supplementally notes for the Staff that, in its selected companies and selected precedent transactions analyses, LMM believes that it applied its selection criteria consistently and did not deliberately exclude companies or transactions that it identified as relevant based on its professional judgment and satisfying its selection criteria.

17.                               Provide us with copies of any materials presented to the board or the SRC by LMM to support its fairness determination.

Response:  The Company notes for the Staff that the materials presented by LMM to the Board in support of its fairness determination as set forth in its opinion, dated December 20, 2012, to the Board summarized under the caption “Special Factors—Opinion of the Company’s Financial Advisor” were filed as exhibit (c)(4) to the Schedule 13E-3.  In response to the Staff’s comment, a courtesy hard copy of such materials also is being provided to the Staff under separate cover by counsel for LMM.

Mr. Hindin

March 25, 2013

Discounted Cash Flow Analysis, page 40

18.                               Please describe how LMM arrived at a discount rate range of 15% to 18%.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Opinion of the Company’s Financial Advisor” on page 43 of the Amended Proxy Statement.

Miscellaneous, page 41

19.                               We note that the description on page 41 regarding the relationship between certain affiliates of LMM on the one hand, including Lazard, and Varde on the other, does not provide a quantitative description of the fees paid or to be paid to LMM and/or its affiliates by Varde and its affiliates. Please advise or revise to provide such disclosures. If applicable, please disclose the specific fees paid to LMM and/or its affiliates in connection with the debt restructuring of and acquisition of a majority interest in Crest Nicholson plc and as placement agent and/or financial advisor to Varde and certain of its affiliates for various other transactions. Refer to Item 1015(b)(4).

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Special Factors—Background of the Merger” on page 31 and “Special Factors—Opinion of the Company’s Financial Advisor” on page 44 of the Amended Proxy Statement.

Effects of the Merger on FirstCity’s Net Book Value and Net Income, page 51

20.                               To the extent the Company updates its selected historical consolidated financial data in response to our comment 23, please update the disclosure in this section accordingly.

Response:  The Company refers the Staff to its response to Comment 23.

Litigation, page 63

21.                               Please update this disclosure, as and if appropriate.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment.  Please see the disclosure in “Summary Term Sheet—Litigation” on page 6 and “Special Factors—Litigation” on page 65 of the Amended Proxy Statement.

Mr. Hindin

March 25, 2013

22.                               Please provide the staff with an expanded summary of the plaintiffs’ allegations and of the defense.

Response:  Since the announcement of the Merger Agreement, two putative class action stockholder lawsuits have been filed challenging the transaction: (1) Drayer v. Sartain et al., Cause No. 2013-246-5, 414th Judicial District, McLennan County, Texas, filed January 15, 2013 (“Drayer lawsuit”), and (2) Perry v. FirstCity Financial Corp. et al., Case No. 8259, Delaware Court of Chancery, filed January 29, 2013 (“Perry lawsuit”).

The Drayer lawsuit names as defendants the Company, its directors, Parent, Merger Subsidiary and Värde.  In an amended petition, plaintiff on behalf of a putative class of Company stockholders alleges that the Company’s directors breached their duties of good faith, loyalty and care by (1) failing to take steps to maximize the value of the Company to its stockholders in the process leading to the proposed transaction; (2) taking steps to avoid competitive bidding; (3) failing to properly value the Company; (4) not protecting sufficiently against purported conflicts of interest; (5) issuing a preliminary proxy statement that included purported misrepresentations; and (6) omitting purported material information in the preliminary proxy statement.  The Drayer lawsuit further alleges that Värde, Parent, and Merger Subsidiary aided and abetted in the director defendants’ alleged breaches of fiduciary duty.

The Drayer lawsuit includes the following fact allegations:

•      The directors approved the merger to secure post-merger employment positions with the new company for certain members of management and/or to benefit from the sale of stock, stock options, unvested options, restricted stock and golden parachute payments;

•      The consideration in the proposed transaction does not reflect the recent performance of the Company;

•      The process for the sale was flawed in that it favored Värde over other bidders in part because of Värde’s long-standing business relationship with the Company;

•      The directors engaged a financial advisor, LMM, which had conflicts of interest by virtue of its previous work with Värde;

•      LMM’s valuations of the Company showed  that the consideration for the transaction was inadequate; and

•      The directors locked up the proposed transaction by agreeing to certain purported deal protection devices including, (1) a no-solicitation provision; (2) a matching rights provision that allows Värde to match any superior bid in the event one is made; (3) a termination fee of $2 million; and (4) support agreements that assure 16.6% of stock will vote in favor of the transaction.

With respect to disclosures, the Drayer lawsuit alleges that the preliminary proxy contains material misrepresentations or omissions with respect to the following:

•      the financial projections provided to LMM for the March 23 and 28, 2012 Board of Director meetings;

Mr. Hindin

March 25, 2013

•      information concerning the analyses undertaken by LMM in its fairness opinion;

•      analyses performed by LMM and provided to the Board and the SRC throughout the sales process; and

•      information about the process by which the Board agreed to the proposed transaction.

The Perry lawsuit names as defendants the Company, its directors, Parent, Merger Subsidiary and Värde. In an amended complaint, plaintiff additionally joined Värde Management, L.P. (“VIP”) and the Perry lawsuit alleges that the Company’s directors breached their duties of loyalty and care by (1) failing to take steps to maximize the value of the Company to its stockholders in the process leading to the proposed transaction; (2) agreeing to transaction terms that prevent other potential buyers from making alternative bids to acquire the Company; (3) failing to properly value the Company; (4) not protecting sufficiently against purported conflicts of interest; (5) issuing a preliminary proxy statement that included purported misrepresentations; and (6) omitting purported material information in the preliminary proxy statement.  The Perry lawsuit further alleges that the Company, Värde, VIP, Parent and Merger Subsidiary aided and abetted in the director defendants’ alleged breaches of fiduciary duty.

The Perry lawsuit includes following fact allegations:

•      The proposed transaction consideration undervalues the Company’s core business as demonstrated by the Company’s recent performance; and

•      The merger agreement contains unreasonable deal protection devices including (1) a no-solicitation provision; (2) an agreement to cease and terminate any existing solicitations and discussions with other bidders; (3) an agreement to enforce any confidentiality or standstill agreement in connection with the sale process; and (4) support agreements that ensure the directors will vote their shares in favor of the transaction.

With respect to disclosures, the Perry lawsuit alleges that the preliminary proxy contains material misrepresentations or omissions with respect to the following:

•      information about the process and events leading up to the Board’s approval of the transaction;

•      key financial projections provided by the Company’s management and relied upon by LMM;

•      underlying data and key inputs supporting LMM’s financial analyses;

•      information related to LMM’s discounted cash flow analysis;

•      information concerning LMM’s selected public companies analysis;

•      information concerning LMM’s selected precedent transactions analysis; and

Mr. Hindin

March 25, 2013

•      information concerning the retirement and consulting agreement entered into with Mr. Sartain.

Both litigation matters are in their very early stages.  Certain defendants have yet to be served with the amended petitions and no defendants have filed any responsive pleadings or motions to date.  In the Perry lawsuit, the plaintiff has filed motions for a preliminary injunction and expedited discovery, although no hearings have been set or action taken. Therefore, while no detailed defense has been asserted in these matters, it is the position of the Company and the Board that the merger consideration is fair and in the best interest of the Company’s stockholders, the process by which the transaction was negotiated was fair, and the provisions of the Merger Agreement are customary and do not include any improper deal protection measures.

While the Company notes that certain disclosure allegations by plaintiffs in the litigation have been subsequently addressed in part by the Amended Proxy Statement filed in connection herewith, the Company does not believe that the Proxy Statement was materially misleading in any respect.

Selected Historical Consolidated Financial Data, page 96

23.                               Please either update this section to provide audited financial statements for the fiscal year ended December 31, 2012, as well as updated ratio of earnings to fixed charges and book value per share or confirm that each of the conditions set forth in Rule 8-08(b) of Regulation S-X have been met. If any of these conditions have not been met, or if the 2012 audited financial statements become available before the mailing date of the proxy statement, the financial statements need to be included in, or to the extent the Company is permitted to do so, incorporated by reference into, the proxy statement.

Response:  The disclosure in the Amended Proxy Statement has been revised in response to the Staff’s comment. Please see the disclosure in “Selected Historical Consolidated Financial Data” on page 98 of the Amended Proxy Statement.

Additional Information, page 114

24.                               Please indicate the basis on which the Company is relying to forward incorporate by reference any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date the definitive proxy statement is filed with the Commission and prior to the date of the special meeting. For example, if the Company is relying on Item 14(e)(1) of Schedule 14A and General Instructions C.1a. of Form S-4, please confirm such in your response letter and provide the relevant support.

Response:  We respectfully submit that the Company is relying upon Item 14(e)(1) of Schedule 14A and General Instruction C.1.a. of Form S-4 to forward incorporate by reference any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), after the date the definitive proxy statement is filed with the Commission and prior to the date of the special meeting.  We believe that the Company is eligible to rely upon these items because the Company met the requirements of General Instructions 1.A and 1.B.1 of Form S-3 as of February 1, 2013, the date of the filing of the Proxy Statement.

Mr. Hindin

March 25, 2013

As of February 1, 2013, the Company (i) was organized as a Delaware corporation and had its principal business operations in the United States, (ii) had a class of common stock registered pursuant to Section 12(b) of the Exchange Act, (iii) had been subject to the requirements of Section 12 of the Exchange Act and had filed all material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period of at least twelve calendar months, (iv) had filed in a timely manner all reports required to be filed during the immediately preceding twelve calendar months (other than the Current Reports on Form 8-K described in General Instruction 1.A.3.(b). of Form S-3) and (v) had not failed to pay or defaulted on any installment or any rental on one or more long term leases described in General Instruction 1.A.5 of Form S-3.  In addition, as of January 31, 2013, the date prior to the filing of the Proxy Statement, the Company had a non-affiliate market capitalization of $85.1 million (i.e., 8,650,964 shares multiplied by $9.84 per share).  For purposes of this calculation, the Company considered executive officers, directors and 10% or greater stockholders to be affiliates of the Company.

In connection with the Proxy Statement, Schedule 13E-3 and the Comment Letter, the Filing Persons acknowledge in a separate letter attached hereto that:

•                  the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact the undersigned at (817) 347-6605.

Very truly yours,

/s/ Brian D. Barnard
Brian D. Barnard
(817) 347-6605
Brian.barnard@haynesboone.com

cc:                                James T. Sartain

Mark B. Horrell

W. Scott Wallace

Andrew J. Noreuil